EXHIBIT 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Portage Biotech, Inc. on Form S-8 of our report dated July 31, 2023, which includes an explanatory paragraph as to the company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Portage Biotech, Inc. as of March 31, 2023 and 2022 and for the years ended March 31, 2023, 2022 and 2021 appearing in the Annual Report on Form 20-F of Portage Biotech, Inc. for the year ended March 31, 2023. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum llp

Marcum llp

Melville, NY

November 30, 2023